UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2013 (Unaudited)
(FROM APRIL 1, 2013 TO JUNE 30, 2013) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2013 (Unaudited)

(FROM APRIL 1, 2013 TO JUNE 30, 2013)

CONSOLIDATED

Released on August 20, 2013

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2013 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the three months ended June 30
	2012	2013
Net sales	¥179,021	¥211,276
Operating income	22,183	18,080
Income before income taxes	18,334	17,399
Net income attributable to Nidec Corporation	¥13,282	¥13,359
Per share data:
Net income attributable to Nidec Corporation
Earning per share – basic	¥97.99	¥99.56
Earning per share – diluted	¥91.53	¥92.93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the three months ended June 30
	2012	2013

Consolidated net income	¥13,879	¥13,735
Other comprehensive income (loss), net of tax	(15,258)	20,621
Total comprehensive income (loss)	(1,379)	34,356
Less: Comprehensive (income) loss attributable to noncontrolling interests	312	(1,092)
Comprehensive income (loss) attributable to Nidec Corporation	¥(1,067)	¥33,264

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2013
	March 31	June 30
Current assets	¥500,690	¥549,630
Investments	17,146	17,597
Property, plant, equipment and others	487,016	498,695
Total assets	1,004,852	1,065,922

Current liabilities	364,877	403,866
Long-term liabilities	186,508	182,675
Total liabilities	551,385	586,541
Total Nidec Corporation shareholders’ equity	415,502	440,791
Noncontrolling interests	37,965	38,590
Total liabilities and equity	¥1,004,852	¥1,065,922

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the three months ended June 30
	2012	2013
Net cash provided by operating activities	¥16,848	¥18,072
Net cash used in investing activities	(54,993)	(8,804)
Net cash provided by financing activities	32,401	1,714
Effect of exchange rate changes on cash and cash equivalents	(5,356)	9,737
Net (decrease) increase in cash and cash equivalents	(11,100)	20,719
Cash and cash equivalents at beginning of period	130,290	193,420
Cash and cash equivalents at end of period	¥119,190	¥214,139

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to streamline our business structure and the impact of expenses relating to streamlining our business structure and other adjustments, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, Nidec Minster Corporation, Nidec Sankyo Corporation, Nidec ASI S.p.A., Nidec Avtron Automation Corporation, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., SCD Co., Ltd. and Nidec Kinetek Corporation, (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations, and (vii) direct and indirect impact of the floods in Thailand.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended June 30
	2012	2013	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors(1)(3):
Hard disk drives spindle motors	¥48,442	¥46,598	¥(1,844)	(3.8)%
Other small precision motors	40,689	41,217	528	1.3
Sub-total	89,131	87,815	(1,316)	(1.5)
Automotive, appliance, commercial and industrial products(2)	53,973	84,064	30,091	55.8
Machinery	15,704	19,929	4,225	26.9
Electronic and optical components(3)	18,470	17,511	(959)	(5.2)
Others(2)	1,743	1,957	214	12.3
Consolidated total	¥179,021	¥211,276	¥32,255	18.0%

Notes:

(1)

Starting in the six months ended September 30, 2012, the “small precision motors” product category has been divided into “hard disk drives spindle motors” and “other small precision motors.” To enable comparisons between periods, previously reported amounts have been reclassified.

(2)

Starting in the six months ended September 30, 2012, the “general motors” product category has been renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “others” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

(3)

Starting in the nine months ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Our net sales increased ¥32,255 million, or 18.0%, from ¥179,021 million for the three months ended June 30, 2012 to ¥211,276 million for the three months ended June 30, 2013. This increase included the net sales at newly consolidated subsidiaries which consisted of:

•

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

•

Nidec Avtron Automation Corporation (renamed from “Avtron Industrial Automation, Inc.”) (“Nidec Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012,

•

SCD Co., Ltd. (“SCD”), a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012,

•

Nidec Kinetek Corporation (renamed from “Kinetek Group Inc.”) (“Nidec Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012, and

•

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (renamed from “Jiangsu Kaiyu Auto Appliance Co., Ltd.”) (“Nidec Kaiyu”), a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, which we acquired in December 2012.

The average exchange rate between the Japanese yen and the U.S. dollar for the three months ended June 30, 2013 was ¥98.76 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥18.56, or approximately 23%, compared to the three months ended June 30, 2012. The average exchange rate between the Japanese yen and the Euro for the three months ended June 30, 2013 was ¥128.95 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥26.04, or approximately 25%, compared to the three months ended June 30, 2012. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥29,900 million and a positive effect on our operating income of approximately ¥4,300 million for the three months ended June 30, 2013 compared to the three months ended June 30, 2012.

(Small precision motors)

Net sales of small precision motors decreased ¥1,316 million, or 1.5%, from ¥89,131 million for the three months ended June 30, 2012 to ¥87,815 million for the three months ended June 30, 2013. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥14,700 million for the three month ended June 30, 2013 compared to the three months ended June 30, 2012. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥1,844 million, or 3.8%, from ¥48,442 million for the three months ended June 30, 2012 to ¥46,598 million for the three months ended June 30, 2013. The number of units sold of small precision motors for hard disk drives for the three months ended June 30, 2013 decreased approximately 18% compared to the three months ended June 30, 2012. The average unit price of spindle motors for the three months ended June 30, 2013 decreased approximately 5% on a U.S. dollar basis, and increased approximately 17% on a Japanese yen basis compared to the three months ended June 30, 2012, reflecting the 23% depreciation of the Japanese yen against the U.S. dollar.

Sales of spindle motors for 2.5-inch hard disk drives for the three months ended June 30, 2013 decreased approximately 8% compared to the three months ended June 30, 2012, and sales of spindle motors for 3.5-inch hard disk drives for the three months ended June 30, 2013 increased approximately 2% compared to the three months ended June 30, 2012. The number of units sold of spindle motors for 2.5-inch hard disk drives for the three months ended June 30, 2013 decreased approximately 20% compared to the three months ended June 30, 2012, and the number of units sold of spindle motors for 3.5-inch hard disk drives for the three months ended June 30, 2013 decreased approximately 15% compared to the three months ended June 30, 2012. The average unit price of spindle motors for 2.5-inch hard disk drives for the three months ended June 30, 2013 decreased approximately 7% on a U.S. dollar basis and increased approximately 14% on a Japanese yen basis compared to the three months ended June 30, 2012. The average unit price of spindle motors for 3.5-inch hard disk drives for the three months ended June 30, 2013 decreased approximately 3% on a U.S. dollar basis and increased approximately 20% on a Japanese yen basis compared to the three months ended June 30, 2012.

Net sales of hard disk drives spindle motors accounted for 27.1% of total net sales for the three months ended June 30, 2012 and 22.1% of total net sales for the three months ended June 30, 2013.

Other small precision motors

Net sales of other small precision motors increased ¥528 million, or 1.3%, from ¥40,689 million for the three months ended June 30, 2012 to ¥41,217 million for the three months ended June 30, 2013. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the three months ended June 30, 2013 increased compared to the three months ended June 30, 2012, while sales of other small precision motors, such as motors for amusement gaming machines, at the Nidec Sankyo Group decreased compared to the three months ended June 30, 2012.

Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for the three months ended June 30, 2013 remained at the same level compared to the three months ended June 30, 2012. This was mainly due to the 23% depreciation of the Japanese yen against the U.S. dollar, despite an approximately 14% decrease in the number of units sold and an approximately 5% decrease in the average unit price on a U.S. dollar basis.

Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the three months ended June 30, 2013 increased approximately 20% compared to the three months ended June 30, 2012. This was mainly due to the depreciation of the Japanese yen against the U.S. dollar and an 8% increase in the average unit price on a U.S. dollar basis for the three months ended June 30, 2013 compared to the three months ended June 30, 2012, despite a 10% decrease in the number of units sold.

Net sales of other small precision motors accounted for 22.7% of total net sales for the three months ended June 30, 2012 and 19.5% of total net sales for the three months ended June 30, 2013.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥30,091 million, or 55.8%, from ¥53,973 million for the three months ended June 30, 2012 to ¥84,064 million for the three months ended June 30, 2013. Net sales of appliance, commercial and industrial products for the three months ended June 30, 2013 increased 81.8% compared to the three months ended June 30, 2012 primarily due to approximately ¥17,700 million of aggregate sales at Nidec ASI, Nidec Avtron and Nidec Kinetek, which were newly consolidated in the middle of the three months ended June 30, 2012 or thereafter, and the 23% depreciation of the Japanese yen against the U.S. dollar.

Net sales of automotive products for the three months ended June 30, 2013 increased 17.9% compared to the three months ended June 30, 2012. This was primarily as a result of the commencement of mass-production of new product models and the depreciation of the Japanese yen against the U.S. dollar. Within the automotive products category, sales of automotive motors for electric power steering by Nidec Corporation and its direct-line subsidiaries for the three months ended June 30, 2013 increased compared to the three months ended June 30, 2012 mainly as a result of the commencement of mass-production of new product models.

Net sales of automotive, appliance, commercial and industrial products accounted for 30.1% of our total net sales for the three months ended June 30, 2012 and 39.8% of total net sales for the three months ended June 30, 2013.

(Machinery)

Net sales of our machinery increased ¥4,225 million, or 26.9%, from ¥15,704 million for the three months ended June 30, 2012 to ¥19,929 million for the three months ended June 30, 2013. The increase in net sales for the three months ended June 30, 2013 was mainly due to an increase in sales of products such as LCD panel handling robots and card readers at the Nidec Sankyo group of ¥2,172 million, or 54.6%, and an increase in sales of press machines at Nidec Minster Corporation of ¥1,668 million, or 65.7% which increases partly reflected the 23% depreciation of the Japanese yen against the U.S. dollar.

Net sales of machinery accounted for 8.8% of our total net sales for the three months ended June 30, 2012 and 9.4% of total net sales for the three months ended June 30, 2013.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥959 million, or 5.2%, from ¥18,470 million for the three months ended June 30, 2012 to ¥17,511 million for the three months ended June 30, 2013. This decrease was primarily attributable to lower sales at the Nidec Copal Group of ¥1,877 million, or 17.4%, due to the declining digital camera market, partially offset by increases in sales of new products at the Nidec Sankyo Group of ¥527 million, or 14.8%, and sales of such products as components for industrial equipment, household equipment and disaster-prevention equipment at the Nidec Copal Electronics Group of ¥392 million, or 9.5%, compared to the three months ended June 30, 2012.

Net sales of electronic and optical components accounted for 10.3% of our total net sales for the three months ended June 30, 2012 and 8.3% of total net sales for the three months ended June 30, 2013.

(Others)

Net sales of our other products increased ¥214 million, or 12.3%, from ¥1,743 million for the three months ended June 30, 2012 to ¥1,957 million for the three months ended June 30, 2013.

Net sales of other products accounted for 1.0% of total net sales for the three months ended June 30, 2012 and 0.9% of total net sales for the three months ended June 30, 2013.

Cost of Products Sold

Our cost of products sold increased ¥26,955 million, or 19.6%, from ¥137,690 million for the three months ended June 30, 2012 to ¥164,645 million for the three months ended June 30, 2013. Excluding the impact of Nidec ASI, Nidec Avtron, Nidec Kinetek, SCD and Nidec Kaiyu (the “Newly Consolidated Subsidiaries”), our cost of products sold increased ¥11,770 million, or 8.5%, from ¥137,690 million for the three months ended June 30, 2012 to ¥149,460 million for the three months ended June 30, 2013. This increase was mainly due to the overall increase in sales.

As a percentage of net sales, our cost of products sold increased from 76.9% for the three months ended June 30, 2012 to 77.9% for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.9% for the three months ended June 30, 2012 to 78.0% for the three months ended June 30, 2013. This increase was mainly due to the impact of decreases in the numbers of units sold of products with higher margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥7,603 million, or 65.3%, from ¥11,648 million for the three months ended June 30, 2012 to ¥19,251 million for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥4,198 million, or 36.0%, from ¥11,648 million for the three months ended June 30, 2012 to ¥15,846 million for the three months ended June 30, 2013. This increase was mainly due to a ¥2,469 million gain from insurance relating to the Thai flooding which was recorded for the three months ended June 30, 2012 but was nil for the three months ended June 30, 2013. The increase was also attributable to higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses increased from 6.5% for the three months ended June 30, 2012 to 9.1% for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries and the gain from insurance, as a percentage of net sales, our selling, general and administrative expenses increased from 7.9% for the three months ended June 30, 2012 to 8.3% for the three months ended June 30, 2013.

Research and Development Expenses

Our research and development expenses increased ¥1,800 million, or 24.0%, from ¥7,500 million for the three months ended June 30, 2012 to ¥9,300 million for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥1,368 million, or 18.2%, from ¥7,500 million for the three months ended June 30, 2012 to ¥8,868 million for the three months ended June 30, 2013. This increase was mainly due to our increased spending in research and development activities relating to products in the “automotive, appliance, commercial and industrial products” category.

As a percentage of net sales, our research and development expenses increased from 4.2% for the three months ended June 30, 2012 to 4.4% for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.2% for the three months ended June 30, 2012 to 4.6% for the three months ended June 30, 2013.

Operating Income

As a result of the foregoing, our operating income decreased ¥4,103 million, or 18.5%, from ¥22,183 million for the three months ended June 30, 2012 to ¥18,080 million for the three months ended June 30, 2013.

As a percentage of net sales, our operating income decreased from 12.4% for the three months ended June 30, 2012 to 8.6% for the three months ended June 30, 2013.

Other Income (Expense)

Our other expenses decreased ¥3,168 million from ¥3,849 million for the three months ended June 30, 2012 to ¥681 million for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses decreased ¥3,183 million from ¥3,849 million for the three months ended June 30, 2012 to ¥666 million for the three months ended June 30, 2013. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥4,092 million from ¥4,492 million for the three months ended June 30, 2012 to ¥400 million for the three months ended June 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange loss decreased ¥4,170 million from ¥4,492 million for the three months ended June 30, 2012 to ¥322 million for the three months ended June 30, 2013. This decrease was mainly due to the depreciation in the value of the yen against relevant foreign currencies compared to the three months ended June 30, 2012 and a decrease in Thai baht-denominated assets for the three months ended June 30, 2013 compared to the three months ended June 30, 2012.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2012	June 30, 2012	Fluctuation from March 31, 2012 to June 30, 2012	March 31, 2013	June 30, 2013	Fluctuation from March 31, 2013 to June 30, 2013
U.S. Dollar ($1.00)	82.19	79.31	(2.88)	94.05	98.59	4.54
Euro (€1.00)	109.80	98.74	(11.06)	120.73	128.53	7.80

Income before Income Taxes

As a result of the foregoing, our income before income taxes decreased ¥935 million, or 5.1%, from ¥18,334 million for the three months ended June 30, 2012 to ¥17,399 million for the three months ended June 30, 2013.

As a percentage of net sales, our income before income taxes decreased from 10.2% for the three months ended June 30, 2012 to 8.2% for the three months ended June 30, 2013.

Income Taxes

Our income taxes decreased ¥803 million, or 17.9%, from ¥4,474 million for the three months ended June 30, 2012 to ¥3,671 million for the three months ended June 30, 2013. This decrease was primarily due to the decrease in income before income taxes.

The effective income tax rate decreased approximately 3.5 percentage points from 24.6% for the three months ended June 30, 2012 to 21.1% for the three months ended June 30, 2013. This was mainly due to a decrease in tax on undistributed earnings and a decrease in the valuation allowance expected in the recovery of results of foreign subsidiaries. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥12 million from ¥19 million for the three months ended June 30, 2012 to ¥7 million for the three months ended June 30, 2013.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥144 million, or 1.0%, from ¥13,879 million for the three months ended June 30, 2012 to ¥13,735 million for the three months ended June 30, 2013.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥221 million, or 37.0%, from ¥597 million for the three months ended June 30, 2012 to ¥376 million for the three months ended June 30, 2013. This decrease was primarily due to losses and lower profits of group companies in which we own less than 100%, including the Nidec Copal group. The losses and lower profits were mainly due to rapidly declining demand for components for compact digital cameras for the three months ended June 30, 2013. In addition, Nidec Sankyo Corporation, a consolidated subsidiary in which we previously held a 77.1% ownership interest, became a wholly owned subsidiary in October 2012.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥77 million, or 0.6%, from ¥13,282 million for the three months ended June 30, 2012 to ¥13,359 million for the three months ended June 30, 2013.

As a percentage of net sales, net income attributable to Nidec Corporation decreased from 7.4% for the three months ended June 30, 2012 to 6.3% for the three months ended June 30, 2013.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Nidec Avtron and Nidec Kinetek, which were newly consolidated for the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segment income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended June 30, 2012 and 2013. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended June 30, 2012 and 2013:

	Yen in millions
	For the three months ended June 30
	2012	2013
Nidec Corporation
Net sales to external customers	¥6,348	¥6,788
Net sales to other operating segments	34,776	32,723
Sub total	41,124	39,511
Nidec Electronics (Thailand)
Net sales to external customers	17,831	17,906
Net sales to other operating segments	13,017	10,090
Sub total	30,848	27,996
Nidec (Zhejiang)
Net sales to external customers	6,889	6,002
Net sales to other operating segments	914	1,052
Sub total	7,803	7,054
Nidec (Dalian)
Net sales to external customers	1,027	467
Net sales to other operating segments	3,654	2,443
Sub total	4,681	2,910
Nidec Singapore
Net sales to external customers	15,565	13,943
Net sales to other operating segments	178	171
Sub total	15,743	14,114
Nidec (H.K.)
Net sales to external customers	13,736	15,477
Net sales to other operating segments	670	428
Sub total	14,406	15,905
Nidec Philippines
Net sales to external customers	3,769	4,317
Net sales to other operating segments	7,877	7,345
Sub total	11,646	11,662
Nidec Sankyo
Net sales to external customers	19,126	21,881
Net sales to other operating segments	94	61
Sub total	19,220	21,942
Nidec Copal
Net sales to external customers	14,102	11,488
Net sales to other operating segments	564	512
Sub total	14,666	12,000
Nidec Tosok
Net sales to external customers	8,317	7,319
Net sales to other operating segments	49	49
Sub total	8,366	7,368
Nidec Copal Electronics
Net sales to external customers	6,825	7,701
Net sales to other operating segments	4	1
Sub total	6,829	7,702
Nidec Techno Motor
Net sales to external customers	10,176	13,053
Net sales to other operating segments	484	910
Sub total	10,660	13,963
Nidec Motor
Net sales to external customers	21,303	44,358
Net sales to other operating segments	-	18
Sub total	21,303	44,376
Nidec Motors & Actuators
Net sales to external customers	10,785	15,126
Net sales to other operating segments	3,619	5,486
Sub total	14,404	20,612
All Others
Net sales to external customers	23,455	27,016
Net sales to other operating segments	14,495	16,756
Sub total	37,950	43,772
Total
Net sales to external customers	179,254	212,842
Net sales to other operating segments	80,395	78,045
Adjustments (*)	(233)	(1,566)
Intersegment elimination	(80,395)	(78,045)
Consolidated total (net sales)	¥179,021	¥211,276

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the three months ended June 30
	2012	2013
Operating income or loss:
Nidec Corporation	¥1,851	¥(84)
Nidec Electronics (Thailand)	5,937	3,284
Nidec (Zhejiang)	328	209
Nidec (Dalian)	225	(14)
Nidec Singapore	251	160
Nidec (H.K.)	58	32
Nidec Philippines	2,337	1,652
Nidec Sankyo	1,079	1,890
Nidec Copal	675	(588)
Nidec Tosok	313	309
Nidec Copal Electronics	865	1,262
Nidec Techno Motor	1,108	1,668
Nidec Motor	1,060	2,176
Nidec Motors & Actuators	1,163	1,871
All Others	3,670	4,585
Total	20,920	18,412
Adjustments (*)	1,263	(332)
Consolidated total	¥22,183	¥18,080

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation decreased ¥1,613 million, or 3.9%, from ¥41,124 million for the three months ended June 30, 2012 to ¥39,511 million for the three months ended June 30, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors, despite the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Net sales to external customers of Nidec Corporation increased ¥440 million, or 6.9%, from ¥6,348 million for the three months ended June 30, 2012 to ¥6,788 million for the three months ended June 30, 2013. Net sales to other operating segments of Nidec Corporation decreased ¥2,053 million, or 5.9%, from ¥34,776 million for the three months ended June 30, 2012 to ¥32,723 million for the three months ended June 30, 2013. Nidec Corporation had operating loss of ¥84 million for the three months ended June 30, 2013, compared to operating income of ¥1,851 million for the three months ended June 30, 2012. This decrease was primarily due to an increase in research and development costs and a decrease in royalty and commission fees from subsidiaries relating to hard disk drives spindle motors, in addition to the decrease in sales.

Net sales of Nidec Electronics (Thailand) decreased ¥2,852 million, or 9.2%, from ¥30,848 million for the three months ended June 30, 2012 to ¥27,996 million for the three months ended June 30, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) decreased ¥2,653 million, or 44.7%, from ¥5,937 million for the three months ended June 30, 2012 to ¥3,284 million for the three months ended June 30, 2013. This decrease was primarily due to the decrease in sales as well as the gain from insurance relating to the 2011 Thai flooding which was recorded for the three months ended June 30, 2012, but which was nil for this three-months ended June 30, 2013.

Net sales of Nidec (Zhejiang) decreased ¥749 million, or 9.6%, from ¥7,803 million for the three months ended June 30, 2012 to ¥7,054 million for the three months ended June 30, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors, despite the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec (Zhejiang) decreased ¥119 million, or 36.3%, from ¥328 million for the three months ended June 30, 2012 to ¥209 million for the three months ended June 30, 2013. This decrease was primarily due to a decrease in sales, especially a decrease in the numbers of higher margin units sold.

Net sales of Nidec (Dalian) decreased ¥1,771 million, or 37.8%, from ¥4,681 million for the three months ended June 30, 2012 to ¥2,910 million for the three months ended June 30, 2013. This decrease was primarily due to the negative impact of the transfer of portion of the DC motor and the DC fan production business to the All Others segment. Nidec (Dalian) had operating loss of ¥14 million for the three months ended June 30, 2013, compared to operating income of ¥225 million for the three months ended June 30, 2012. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Singapore decreased ¥1,629 million, or 10.3%, from ¥15,743 million for the three months ended June 30, 2012 to ¥14,114 million for the three months ended June 30, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors despite the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Singapore decreased ¥91 million, or 36.3%, from ¥251 million for the three months ended June 30, 2012 to ¥160 million for the three months ended June 30, 2013. This decrease was primarily due to the decrease in sales.

Net sales of Nidec (H.K.) increased ¥1,499 million, or 10.4%, from ¥14,406 million for the three months ended June 30, 2012 to ¥15,905 million for the three months ended June 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the Hong Kong dollar. However, operating income of Nidec (H.K.) decreased ¥26 million, or 44.8%, from ¥58 million for the three months ended June 30, 2012 to ¥32 million for the three months ended June 30, 2013. This decrease was primarily due to an increase in freight expenses and an increase in salaries resulting from an increase in the headcount.

Net sales of Nidec Philippines increased ¥16 million, or 0.1%, from ¥11,646 million for the three months ended June 30, 2012 to ¥11,662 million for the three months ended June 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in sales volume. However, operating income of Nidec Philippines decreased ¥685 million, or 29.3%, from ¥2,337 million for the three months ended June 30, 2012 to ¥1,652 million for the three months ended June 30, 2013. This decrease was primarily due to higher fixed charge ratio resulting from the decrease in the sales volume.

Net sales of Nidec Sankyo increased ¥2,722 million, or 14.2%, from ¥19,220 million for the three months ended June 30, 2012 to ¥21,942 million for the three months ended June 30, 2013. This increase was primarily due to increases in sales of LCD panel handling robots and card readers, in addition to the contribution of the newly consolidated subsidiaries. Operating income of Nidec Sankyo increased ¥811 million, or 75.2%, from ¥1,079 million for the three months ended June 30, 2012 to ¥1,890 million for the three months ended June 30, 2013. This increase was primarily due to the sales increase.

Net sales of Nidec Copal decreased ¥2,666 million, or 18.2%, from ¥14,666 million for the three months ended June 30, 2012 to ¥12,000 million for the three months ended June 30, 2013. This decrease was primarily due to the declining digital camera market. Nidec Copal had operating loss of ¥588 million for the three months ended June 30, 2013, compared to operating income of ¥675 million for the three months ended June 30, 2012. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Tosok decreased ¥998 million, or 11.9%, from ¥8,366 million for the three months ended June 30, 2012 to ¥7,368 million for the three months ended June 30, 2013. This decrease was primarily due to lower customer demand for automotive parts in China. Operating income of Nidec Tosok decreased ¥4 million, or 1.3%, from ¥313 million for the three months ended June 30, 2012 to ¥309 million for the three months ended June 30, 2013. This decrease was primarily due to increased product cost as a result of the weakening Japanese yen, in addition to the decrease in sales.

Net sales of Nidec Copal Electronics increased ¥873 million, or 12.8%, from ¥6,829 million for the three months ended June 30, 2012 to ¥7,702 million for the three months ended June 30, 2013. This increase was primarily due to the increases in sales of such products as components for industrial equipment, household equipment and disaster-prevention equipment. Operating income of Nidec Copal Electronics increased ¥397 million, or 45.9%, from ¥865 million for the three months ended June 30, 2012 to ¥1,262 million for the three months ended June 30, 2013. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥3,303 million, or 31.0%, from ¥10,660 million for the three months ended June 30, 2012 to ¥13,963 million for the three months ended June 30, 2013. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia. Operating income of Nidec Techno Motor increased ¥560 million, or 50.5%, from ¥1,108million for the three months ended June 30, 2012 to ¥1,668 million for the three months ended June 30, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥23,073 million, from ¥21,303 million for the three months ended June 30, 2012 to ¥44,376 million for the three months ended June 30, 2013. This increase was primarily due to the contribution of the newly consolidated subsidiaries, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Motor increased ¥1,116 million from ¥1,060 million for the three months ended June 30, 2012 to ¥2,176 million for the three months ended June 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, in addition to the positive impact of the newly consolidated subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥6,208 million or 43.1%, from ¥14,404 million for the three months ended June 30, 2012 to ¥20,612 million for the three months ended June 30, 2013. This increase was primarily due to the commencement of mass-production of new product models and the depreciation of the Japanese yen against the U.S. dollar and Euro. Operating income of Nidec Motors & Actuators increased ¥708 million, or 60.9%, from ¥1,163 million for the three months ended June 30, 2012 to ¥1,871 million for the three months ended June 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar and Euro, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥5,822 million, or 15.3%, from ¥37,950 million for the three months ended June 30, 2012 to ¥43,772 million for the three months ended June 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥915 million, or 24.9%, from ¥3,670 million for the three months ended June 30, 2012 to ¥4,585 million for the three months ended June 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management is our focus on efficient use of working capital, which is defined as current assets less current liabilities, to improve our cash flows. Between March 31, 2013 and June 30, 2013, our working capital, which is defined as current assets less current liabilities, increased from ¥135,813 million to ¥145,764 million. In an effort to efficiently use our working capital, we continue to make effective use of our cash management system, which is shared among our subsidiaries in Japan and China.

We had cash and cash equivalents of ¥214,139 million as of June 30, 2013, compared to ¥193,420 million as of March 31, 2013.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of June 30, 2013, we had ¥151,332 million of trade notes and accounts payable, ¥52,024 million of short-term borrowings, and ¥275,572 million of long-term debt, including the current portion of long-term debt.

In the three months ended June 30, 2013, we made no acquisitions. We, however, intend to continue to seek opportunities to acquire other companies and to make additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, was ¥52,024 million as of June 30, 2013, an increase of ¥19,226 million from ¥32,798 million as of March 31, 2013. In October 2011, we established a domestic commercial paper program allowing issuances of up to ¥100,000 million. We had no commercial paper outstanding as of June 30, 2013. As of the date of this report, we have no commercial paper issued under the program and outstanding.

Our current portion of long-term debt was ¥135,299 million as of June 30, 2013, an increase of ¥1,671 million from ¥133,628 million as of March 31, 2013. Our current portion of long-term debt as of June 30, 2013 consisted of the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July 2012 and December 2012, respectively, under a special government program, as further described below, and the approximately ¥100,000 million of zero coupon euro yen convertible bonds due 2015, as the bonds will become redeemable at the option of holders of the bonds on September 20, 2013.

Our long-term debt was ¥140,273 million as of June 30, 2013, a decrease of ¥5,998 million from ¥146,271 million as of March 31, 2013. This decrease was mainly due to the reclassification of portions of the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. Our long-term debt as of June 30, 2013 consisted of the remaining portions of the Euro-denominated and U.S. dollar-denominated bank loans and the proceeds from the issuance in November 2012 of ¥100,000 million of domestic bonds, as further described below.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. We are obligated to make partial repayments of the principal amount of these loans on a semiannual basis over a two-year period in the case of the euro-denominated loan and over a three-year period in the case the U.S. dollar-denominated loan. As of June 30, 2013, we had €180 million and $417 million of loans outstanding under the program, which were recorded in long-term debt and current portion of long-term debt on our unaudited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65.0 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15.0 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20.0 billion aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds are primarily used to repay commercial paper and other short-term borrowings. The bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200.0 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We also consider further extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 3,000,000 shares of our common stock and an aggregate of ¥20.0 billion between January 25, 2013 and January 24, 2014. We repurchased an aggregate of 500,000 shares for approximately ¥2.7 billion under the plan between April 1, 2013 and June 30, 2013.

We believe that these funding sources, together with our cash flow from operations and undrawn credit lines, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥61,070 million, or 6.1%, from ¥1,004,852 million as of March 31, 2013 to ¥1,065,922 million as of June 30, 2013. The increase in total assets of ¥61,070 million was primarily due to an increase in cash and cash equivalents of ¥20,719 million as described below under “Cash Flows,” an increase in trade accounts receivable of ¥15,445 million as a result of the increase in sales and the depreciation of the Japanese yen against other currencies for the three months ended June 30, 2013 compared to three months ended March 31, 2013, and an increase in inventories of ¥8,442 million as a result of stronger customer demand and the depreciation of the Japanese yen against other currencies for the three months ended June 30, 2013 compared to three months ended March 31, 2013.

Our total liabilities increased ¥35,156 million, or 6.4%, from ¥551,385 million as of March 31, 2013 to ¥586,541 million as of June 30, 2013. The increase in total liabilities of ¥35,156 million was due in part to an increase in short-term borrowings of ¥19,226 million primarily because we obtained Japanese yen funds in the three months ended June 30, 2013. The increase in total liabilities was also due to an increase in trade notes and accounts payable of ¥17,167 million as a result of stronger customer demand and the depreciation of the Japanese yen against other currencies for the three months ended June 30, 2013 compared to three months ended March 31, 2013.

Our working capital, which is defined as current assets less current liabilities, increased ¥9,951 million, or 7.3%, from ¥135,813 million as of March 31, 2013 to ¥145,764 million as of June 30, 2013. This increase was mainly due to an increase in cash and cash equivalents as described below.

Our total Nidec Corporation shareholders’ equity increased ¥25,289 million, or 6.1%, from ¥415,502 million as of March 31, 2013 to ¥440,791 million as of June 30, 2013. This increase was primarily due to an increase in positive foreign currency translation adjustments of ¥19,719 million, which reflected the depreciation of the Japanese yen against other currencies and an increase in retained earnings of ¥7,972 million, offset in part by the repurchases of shares of our common stock of ¥2,701 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets increased 0.1 percentage points from 41.3% as of March 31, 2013 to 41.4% as of June 30, 2013.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥1,224 million from ¥16,848 million for the three months ended June 30, 2012 to ¥18,072 million for the three months ended June 30, 2013.

For the three months ended June 30, 2013, we had ¥18,072 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥13,735 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥5,993 million, which consisted of an increase in operating assets of ¥16,830 million and an increase in operating liabilities of ¥10,837 million. Operating assets and operating liabilities increased primarily due to an increase in sales reflecting stronger customer demand in the three months ended June 30, 2013 compared to the three months ended March 31, 2013.

For the three months ended June 30, 2012, we had ¥16,848 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥13,879 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥3,504 million, which consisted of an increase in operating assets of ¥230 million and a decrease in operating liabilities of ¥3,274 million. Operating assets increased ¥230 million primarily due to an increase in inventories caused by the downward inventory adjustments made by customers that accumulated inventories in June 2012.

Cash Flows from Investing Activities

Net cash used in investing activities decreased ¥46,189 million from ¥54,993 million for the three months ended June 30, 2012 to ¥8,804 million for the three months ended June 30, 2013. The decrease in net cash used in investing activities was primarily due to a decrease in acquisitions of business, net of cash acquired, of ¥42,292 million and a decrease in additions to property, plant and equipment of ¥4,394 million.

For the three months ended June 30, 2013, we had ¥8,804 million of net cash outflows to investing activities mainly due to additions to property, plant and equipment of ¥11,294 million partially offset by insurance proceeds related to property, plant and equipment damaged in flood of ¥2,312 million.

For the three months ended June 30, 2012, we had ¥54,993 million of net cash outflows to investing activities mainly due to acquisitions of business, net of cash acquired of ¥42,292 million and additions to property, plant and equipment of ¥15,688 million.

Cash Flows from Financing Activities

Net cash provided by financing activities decreased ¥30,687 million from ¥32,401 million for the three months ended June 30, 2012 to ¥1,714 million for the three months ended June 30, 2013. The decrease in net cash provided by investing activities were primarily due to a decrease in short-term borrowings of ¥38,251 million and an increase in repayments of long-term debt of ¥7,614 million, offset in part by a decrease in purchases of treasury stock of ¥14,135 million.

For the three months ended June 30, 2013, we had ¥1,714 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥18,202 million partially offset by repayments of long-term debt of ¥7,967 million, dividends paid to shareholders of Nidec Corporation of ¥5,387 million and purchases of treasury stock of ¥2,701 million.

For the three months ended June 30, 2012, we had ¥32,401 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥56,453 million partially offset by purchases of treasury stock of ¥16,836 million and dividends paid to shareholders of Nidec Corporation of ¥6,158 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate fluctuations on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥20,719 million from ¥193,420 million as of March 31, 2013 to ¥214,139 million as of June 30, 2013. We hold our cash and cash equivalents primarily in U.S. dollars, Chinese yuan, Thai baht, Japanese yen, and Euro.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2013	June 30, 2013
Current assets:
Cash and cash equivalents	¥193,420	¥214,139
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥860 million on March 31, 2013 and ¥841 million on June 30, 2013
Notes	10,479	11,561
Accounts	148,606	164,051
Inventories:
Finished goods	42,599	47,295
Raw materials	30,839	32,590
Work in progress	23,526	25,353
Supplies and other	2,862	3,030
Other current assets	48,359	51,611
Total current assets	500,690	549,630

Marketable securities and other securities investments	15,900	16,170
Investments in and advances to affiliated companies	1,246	1,427
	17,146	17,597
Property, plant and equipment:
Land	43,523	43,408
Buildings	159,270	164,389
Machinery and equipment	330,425	343,056
Construction in progress	21,837	20,466
	555,055	571,319
Less - Accumulated depreciation	(277,078)	(287,702)
	277,977	283,617
Goodwill	132,893	137,241
Other non-current assets, net of allowance for doubtful accounts of ¥515 million on March 31, 2013 and ¥517 million on June 30, 2013	76,146	77,837
Total assets	¥1,004,852	¥1,065,922

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2013	June 30, 2013
Current liabilities:
Short-term borrowings	¥32,798	¥52,024
Current portion of long-term debt	133,628	135,299
Trade notes and accounts payable	134,165	151,332
Accrued expenses	31,854	32,485
Other current liabilities	32,432	32,726
Total current liabilities	364,877	403,866

Long-term liabilities:
Long-term debt	146,271	140,273
Accrued pension and severance costs	19,235	19,108
Other long-term liabilities	21,002	23,294
Total long-term liabilities	186,508	182,675

Commitments and contingencies (Note 11)
Equity:
Common stock authorized: 480,000,000 shares issued: 145,075,080 shares on March 31, 2013 and 145,075,080 shares on June 30, 2013	66,551	66,551
Additional paid-in capital	70,518	70,631
Retained earnings	322,650	330,622
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	12,473	32,192
Net unrealized gains and losses on securities	1,187	1,615
Net gains and losses on derivative instruments	242	(90)
Pension liability adjustments	(1,112)	(1,022)

Treasury stock, at cost: 10,393,522 shares on March 31, 2013 and 10,894,477 shares on June 30, 2013	(57,007)	(59,708)
Total Nidec Corporation shareholders’ equity	415,502	440,791
Noncontrolling interests	37,965	38,590
Total equity	453,467	479,381
Total liabilities and equity	¥1,004,852	1,065,922

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2012	2013

Net sales	¥179,021	¥211,276
Operating expenses:
Cost of products sold	137,690	164,645
Selling, general and administrative expenses	11,648	19,251
Research and development expenses	7,500	9,300
	156,838	193,196
Operating income	22,183	18,080
Other income (expense):
Interest and dividend income	524	537
Interest expense	(118)	(434)
Foreign exchange loss, net	(4,492)	(400)
Gain from marketable securities, net	0	243
Other, net	237	(627)
	(3,849)	(681)
Income before income taxes	18,334	17,399
Income taxes	(4,474)	(3,671)
Equity in net income of affiliated companies	19	7
Consolidated net income	13,879	13,735
Less: Net income attributable to noncontrolling interests	(597)	(376)
Net income attributable to Nidec Corporation	¥13,282	¥13,359

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	97.99	99.56
Diluted	91.53	92.93
Cash dividends paid	¥45.00	¥40.00

The accompanying notes are an integral part of these financial statements.

 NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2012	2013

Consolidated net income	¥13,879	¥13,735
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(13,555)	20,395
Net unrealized gains and losses on securities	(1,477)	470
Net gains and losses on derivative instruments	(232)	(332)
Pension liability adjustments	6	88
Total	(15,258)	20,621
Total comprehensive income (loss)	(1,379)	34,356
Less: Comprehensive (income) loss attributable to noncontrolling interests	312	(1,092)
Comprehensive income (loss) attributable to Nidec Corporation	¥(1,067)	¥ 33,264

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2012	2013

Cash flows from operating activities:
Consolidated net income	¥13,879	¥13,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,804	11,366
Gain from marketable securities, net	0	(243)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(87)	84
Loss recovery and gain on property, plant and equipment damaged in flood	(1,863)	-
Deferred income taxes	(3,655)	207
Equity in net income of affiliated companies	(19)	(7)
Foreign currency adjustments	1,706	(1,262)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	2,612	(11,761)
Increase in inventories	(2,842)	(5,069)
(Decrease) increase in notes and accounts payable	(81)	12,071
Decrease in accrued income taxes	(3,193)	(1,234)
Other	1,587	185
Net cash provided by operating activities	16,848	18,072

Cash flows from investing activities:
Additions to property, plant and equipment	(15,688)	(11,294)
Proceeds from sales of property, plant and equipment	262	554
Insurance proceeds related to property, plant and equipment damaged in flood	-	2,312
Purchases of marketable securities	(3)	(3)
Proceeds from sales or redemption of marketable securities	0	545
Acquisitions of business, net of cash acquired	(42,292)	-
Other	2,728	(918)
Net cash used in investing activities	(54,993)	(8,804)

Cash flows from financing activities:
Increase in short-term borrowings	56,453	18,202
Repayments of long-term debt	(353)	(7,967)
Purchases of treasury stock	(16,836)	(2,701)
Dividends paid to shareholders of Nidec Corporation	(6,158)	(5,387)
Dividends paid to noncontrolling interests	(665)	(432)
Other	(40)	(1)
Net cash provided by financing activities	32,401	1,714

Effect of exchange rate changes on cash and cash equivalents	(5,356)	9,737
Net (decrease) increase in cash and cash equivalents	(11,100)	20,719
Cash and cash equivalents at beginning of period	130,290	193,420
Cash and cash equivalents at end of period	¥119,190	¥214,139

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2013 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2013, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2013, included on Form 20-F.

Certain reclassifications in the consolidated statements of cash flows for the three months ended June 30, 2012 have been made to conform to the presentation used for the three months ended June 30, 2013.

Pursuant to ASC 805 “Business Combinations,” results of operations for the three months ended June 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Minster Corporation and Nidec ASI S.p.A. completed in the second half of the year ended March 31, 2013. The retrospective adjustment in the consolidated financial statements and notes to consolidated financial statements for the three months ended June 30, 2012 have been made to conform to the presentation used for the three months ended June 30, 2013.

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2013, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of April 1, 2013, NIDEC adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is provision for disclosure. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2013, the FASB issued ASU No. 2013-11, “Income taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. This standard is provision for disclosure. The adoption of this standard will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

3. Goodwill

The changes in the carrying amount of goodwill for the three months ended June 30, 2013 are as follows:

Yen in millions
Balance as of April 1, 2013
Goodwill	¥132,893

Translation adjustments and Others	4,348

Balance as of June 30, 2013
Goodwill	¥137,241

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,838	¥5,814	¥3	¥13,649
Debt securities	405	11	5	411

Held-to-maturity
Japanese government debt securities	301	3	-	304
	¥8,544	¥5,828	¥8	¥14,364

Securities not practicable to fair value
Equity securities	¥1,539

	Yen in millions
	June 30, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,552	¥6,376	¥5	¥13,923
Debt securities	399	3	9	393

Held-to-maturity
Japanese government debt securities	300	2	-	302
	¥8,251	¥6,381	¥14	¥14,618

Securities not practicable to fair value
Equity securities	¥1,554

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥428 million during the three months ended June 30, 2013, and increased by ¥174 million during the year ended March 31, 2013.

Proceeds from sale or redemption of marketable securities were ¥545 million for the three months ended June 30, 2013. On those sales, gross realized gains were ¥232 million and gross realized losses were ¥1 million for the three months ended June 30, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥16	¥1	¥23	¥2
Debt securities	182	5	-	-
	¥198	¥6	¥23	¥2

	Yen in millions
	June 30, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥46	¥5	¥1	¥0
Debt securities	260	9	-	-
	¥306	¥14	¥1	¥0

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of June 30, 2013, NIDEC determined that the decline in value for debt and equity securities with unrealized losses shown in the above table is temporary in nature.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of June 30, 2013 and March 31, 2013, held-to-maturity securities of ¥300 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2012 and 2013 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2012:
Balance at March 31, 2012	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income	13,282	597	13,879
Other comprehensive income (loss):
Foreign currency translation adjustments	(12,858)	(697)	(13,555)
Net unrealized gains and losses on securities	(1,265)	(212)	(1,477)
Net gains and losses on derivative instruments	(232)	-	(232)
Pension liability adjustments	6	0	6
Total comprehensive income (loss)	(1,067)	(312)	(1,379)
Purchase of treasury stock	(16,836)	-	(16,836)
Dividends paid to shareholders of Nidec Corporation	(6,158)	-	(6,158)
Dividends paid to noncontrolling interests	-	(665)	(665)
Capital transaction with consolidated subsidiaries and other	174	(173)	1
Balance at June 30, 2012	¥346,295	¥54,279	¥400,574

For the three months ended June 30, 2013:
Balance at March 31, 2013	¥415,502	¥37,965	¥453,467
Comprehensive income (loss):
Net income	13,359	376	13,735
Other comprehensive income (loss):
Foreign currency translation adjustments	19,719	676	20,395
Net unrealized gains and losses on securities	428	42	470
Net gains and losses on derivative instruments	(332)	-	(332)
Pension liability adjustments	90	(2)	88
Total comprehensive income (loss)	33,264	1,092	34,356
Purchase of treasury stock	(2,701)	-	(2,701)
Dividends paid to shareholders of Nidec Corporation	(5,387)	-	(5,387)
Dividends paid to noncontrolling interests	-	(432)	(432)
Capital transaction with consolidated subsidiaries and other	113	(35)	78
Balance at June 30, 2013	¥440,791	¥38,590	¥479,381

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Unrealized gains (losses) from derivative instruments	Pension liability adjustments	Total
For the three months ended June 30, 2013:
Balance at March 31, 2013	12,473	1,187	242	(1,112)	12,790
Other comprehensive income (loss) before reclassifications	19,719	571	(329)	96	20,057
Amounts reclassified from accumulated other comprehensive income (loss)	-	(143)	(3)	(6)	(152)
Net change during the current period other comprehensive income (loss)	19,719	428	(332)	90	19,905
Balance at June 30, 2013	32,192	1,615	(90)	(1,022)	32,695

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended June 30, 2013:
Unrealized gains (losses) from securities	(231)	Gain from marketable securities, net
	88	Income taxes
	(143)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(143)	Net income attributable to Nidec Corporation

Unrealized gains (losses) from derivative instruments	(5)	Cost of products sold, Interest expense.
	2	Income taxes
	(3)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(3)	Net income attributable to Nidec Corporation

Pension liability adjustments	(14)	*2
	6	Income taxes
	(8)	Consolidated net income
	2	Net income attributable to noncontrolling interests
	(6)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(152)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Current portion of long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2013	June 30, 2013
Principal amount	¥100,000	¥100,000
Unamortized premium	247	222
Total	¥100,247	¥100,222

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 and the number of convertible shares is 9,410,878 as of June 30, 2013.

The bonds were reclassified from Long-term debts to Current portion of long-term debt, because any holder of the bonds with stock acquisition rights is entitled, at its option, to require NIDEC to redeem such bonds on September 20, 2013 at 100% of its principal amount.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2012 and 2013 were as follows:

	Yen in millions
	For the three months ended June 30
	2012	2013
Net periodic pension cost for defined benefit plans:
Service cost	¥288	¥305
Interest cost	175	228
Expected return on plan assets	(109)	(178)
Amortization of net actuarial loss	38	38
Amortization of prior service credit	(37)	(39)
Net periodic pension cost for defined benefit plans	355	354
Cost for multiemployer pension plans	47	44
Cost for defined contribution plans	¥413	¥586

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the three months ended June 30, 2012 and 2013:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended June 30, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,282	135,541	¥97.99
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,267	144,952	¥91.53
For the three months ended June 30, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,359	134,181	¥99.56
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,344	143,592	¥92.93

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 38.0% for the three months ended June 30, 2012 and 2013. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months ended June 30
	2012	2013
Statutory tax rate	38.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(17.1)	(17.0)
Tax (benefit) on undistributed earnings	3.8	2.6
Valuation allowance	(0.1)	(1.2)
Liabilities for unrecognized tax benefits	0.5	0.3
Other	(0.5)	(1.6)
Estimated effective income tax rate	24.6%	21.1%

The effective income tax rate decreased approximately 3.5 percentage points from 24.6% for the three months ended June 30, 2012 to 21.1% for the three months ended June 30, 2013. This was mainly due to a decrease in tax on undistributed earnings and a decrease in the valuation allowance expected in the recovery of results of foreign subsidiaries. The other included tax refund to be expected as a result of mutual agreement to the transfer price taxation. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

11. Contingencies:

NIDEC has guaranteed approximately ¥68 million of bank loans for employees in connection with their housing costs at June 30, 2013. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥68 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,210 million as of June 30, 2013, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our current experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	June 30, 2013
Foreign exchange forward contracts	¥7,403	¥8,765
Interest rate swap agreements	32,205	27,447
Commodity futures	3,739	4,163

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	June 30, 2013
Foreign exchange forward contracts	¥149	¥95
Currency option contracts	231	231

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	June 30, 2013
Foreign exchange forward contracts	Other current assets	¥659	¥339

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	June 30, 2013
Foreign exchange forward contracts	Other current liabilities	¥22	¥-
Interest rate swap agreements	Other current liabilities	20	7
Commodity futures	Other current liabilities	181	435

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	June 30, 2013
Foreign exchange forward contracts	Other current assets	¥16	¥6
Currency option contracts	Other current assets	10	18

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended June 30, 2012 and 2013

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended June 30
	2012	2013
Foreign exchange forward contracts	¥(110)	¥(198)
Interest rate swap agreements	-	10
Commodity futures	(122)	(144)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended June 30
		2012	2013
Foreign exchange forward contracts	Cost of sales	¥(38)	¥75
Interest rate swap agreements	Interest expense	-	8
Commodity futures	Cost of sales	(83)	(80)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended June 30, 2013.

A net loss of ¥90 million in accumulated other comprehensive income at June 30, 2013 is expected to be reclassified into earnings within the next 12 months.

As of June 30, 2013, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 30 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended June 30
		2012	2013
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥-	¥4
Currency option contracts	Foreign exchange gain (loss), net	-	8

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,060	¥13,649	¥411	-
Derivatives	685	-	685	-
Total assets:	¥14,745	¥13,649	¥1,096	-
Liabilities:
Derivatives	¥223	¥181	¥42	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2013	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,316	¥13,923	¥393	-
Derivatives	363	-	363	-
Total assets:	¥14,679	¥13,923	¥756	-
Liabilities:
Derivatives	¥442	¥435	¥7	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2013
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥193,420	¥193,420
Short-term investments	1,552	1,552
Short-term loan receivable	132	132
Long-term loan receivable	89	91
Short-term borrowings	(32,798)	(32,798)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(73,925)	(73,907)
Bonds including the current portion	¥(200,347)	¥(200,850)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2013
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥214,139	¥214,139
Short-term investments	2,170	2,170
Short-term loan receivable	132	132
Long-term loan receivable	48	49
Short-term borrowings	(52,024)	(52,024)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(69,619)	(69,597)
Bonds including the current portion	¥(200,322)	¥(203,878)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price that are not active other than quoted prices.

Carrying amounts of “trade notes and accounts receivable” and “trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2012 and 2013:

	Yen in millions
	For the three months ended June 30
	2012	2013
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥48,442	¥46,598
Other small precision motors	40,689	41,217
Sub-total	89,131	87,815
Automotive, appliance, commercial and industrial products	53,973	84,064
Machinery	15,704	19,929
Electronic and optical components	18,470	17,511
Others	1,743	1,957
Consolidated total	¥179,021	¥211,276

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Nidec Avtron and Nidec Kinetek, which were newly consolidated for the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC evaluates performance based on segment income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the three months ended June 30, 2012 and 2013, respectively:

Business segment

	Yen in millions
	For the three months ended June 30
	2012	2013
Net sales to external customers:
Nidec Corporation	¥6,348	¥6,788
Nidec Electronics (Thailand)	17,831	17,906
Nidec (Zhejiang)	6,889	6,002
Nidec (Dalian)	1,027	467
Nidec Singapore	15,565	13,943
Nidec (H.K.)	13,736	15,477
Nidec Philippines	3,769	4,317
Nidec Sankyo	19,126	21,881
Nidec Copal	14,102	11,488
Nidec Tosok	8,317	7,319
Nidec Copal Electronics	6,825	7,701
Nidec Techno Motor	10,176	13,053
Nidec Motor	21,303	44,358
Nidec Motors & Actuators	10,785	15,126
All Others	23,455	27,016
Total	179,254	212,842
Adjustments*1	(233)	(1,566)
Consolidated total	¥179,021	¥211,276

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2012	2013
Net sales to other operating segments:
Nidec Corporation	¥34,776	¥32,723
Nidec Electronics (Thailand)	13,017	10,090
Nidec (Zhejiang)	914	1,052
Nidec (Dalian)	3,654	2,443
Nidec Singapore	178	171
Nidec (H.K.)	670	428
Nidec Philippines	7,877	7,345
Nidec Sankyo	94	61
Nidec Copal	564	512
Nidec Tosok	49	49
Nidec Copal Electronics	4	1
Nidec Techno Motor	484	910
Nidec Motor	-	18
Nidec Motors & Actuators	3,619	5,486
All Others	14,495	16,756
Total	80,395	78,045
Intersegment elimination	¥(80,395)	¥(78,045)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2012	2013
Operating income or loss:
Nidec Corporation	¥1,851	¥(84)
Nidec Electronics (Thailand)	5,937	3,284
Nidec (Zhejiang)	328	209
Nidec (Dalian)	225	(14)
Nidec Singapore	251	160
Nidec (H.K.)	58	32
Nidec Philippines	2,337	1,652
Nidec Sankyo	1,079	1,890
Nidec Copal	675	(588)
Nidec Tosok	313	309
Nidec Copal Electronics	865	1,262
Nidec Techno Motor	1,108	1,668
Nidec Motor	1,060	2,176
Nidec Motors & Actuators	1,163	1,871
All Others	3,670	4,585
Total	20,920	18,412
Consolidation adjustments mainly related to elimination of intersegment profits	(166)	(224)
Reclassification *1	1,640	404
U.S. GAAP adjustments and Others *2	(211)	(512)
Consolidated total	¥22,183	¥18,080

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended June 30, 2012 and 2013.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the three months ended June 30, 2012 and 2013.